Exhibit 4.12

FINANCIAL STATEMENTS

Consolidated audited financial statements

For the years ended December 31, 2020 and 2019

(Expressed in thousands of Canadian dollars, except where otherwise indicated)

NMG

NOUVEAU MONDE GRAPHITE

TABLE OF CONTENTS

Consolidated statements of financial position	1

Consolidated statements of loss and comprehensive loss	2

Consolidated statements of changes in equity	3

Consolidated statements of cash flows	4

Notes to consolidated financial statements	5-31

Independent auditor’s report

To the Shareholders of Nouveau Monde Graphite Inc.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Nouveau Monde Graphite Inc. and its subsidiaries (together, the Company) as at December 31, 2020 and 2019 and January 1, 2019, and its financial performance and its cash flows for the years ended December 31, 2020 and 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

What we have audited

The Company’s consolidated financial statements comprise:

•	the consolidated statements of financial position as at December 31, 2020 and 2019 and January 1, 2019;

•	the consolidated statements of loss and comprehensive loss for the years ended December 31, 2020 and 2019;

•	the consolidated statements of changes in equity for the years ended December 31, 2020 and 2019;

•	the consolidated statements of cash flows for the years ended December 31, 2020 and 2019; and

•	the notes to consolidated financial statements, which include significant accounting policies and other explanatory information.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1

T: +1 514 205 5000, F: +1 514 876 1502

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information, and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Marc-Stéphane Pennee.

/s/PricewaterhouseCoopers LLP

Montréal, Quebec

April 6, 2021

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of financial position

(Amount expressed in thousands of Canadian dollars)

Consolidated statements of financial position

	Notes	December 31, 2020	December 31, 2019 (Adjusted note 27)	January 1, 2019 (Adjusted note 27)
ASSETS
CURRENT
Cash		4,520	4,077	3,794
Grants and other receivables	11	829	233	236
Restricted cash		158	158	-
Investment		-	22	20
Sales taxes receivable		736	668	979
Tax credits receivable		3,958	4,151	1,339
Prepaid expenses		215	300	53
Total current assets		10,416	9,609	6,421

NON-CURRENT
Tax credits receivable		3,802	2,203	2,812
Property and equipment assets	7	4,207	2,872	1,289
Intangible assets	8	920	1,526	2,127
Right-of-use assets	9	1,067	563	-
Restricted cash and deposits		744	621	779
Total non-current assets		10,740	7,785	7,007
Total assets		21,156	17,394	13,428

LIABILITIES
CURRENT
Accounts payables and accrued liabilities	10	6,988	4,908	5,786
Deferred grants	11	1,511	-	-
Current portion of lease liabilities	12	295	459	-
Borrowings	13	1,793	4,502	931
Total current liabilities		10,587	9,869	6,717

NON-CURRENT
Asset retirement obligation		621	621	621
Borrowings		-	-	2,377
Lease liabilities	12	781	150	-
Convertible bond	14	14,505	-	-
Other Liabilities		-	-	448
Total non-current liabilities		15,907	771	3,446
Total liabilities		26,494	10,640	10,163

EQUITY (DEFICIENCY)
Share capital	15.1	60,537	56,184	36,243
Warrants	15.3	867	2,224	4,780
Contributed surplus		9,894	7,368	4,219
Equity component of convertible bond	14	364	-
Deficit		(77,000)	(59,022)	(41,977)
Total equity (deficiency)		(5,338)	6,754	3,265
Total liabilities and equity (deficiency)		21,156	17,394	13,428
Commitments	25
Subsequent Events	26-27

APPROVED BY THE BOARD OF DIRECTORS

(s) Eric Desaulniers – “Director”

(s) Daniel Buron – “Director”

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of loss and comprehensive loss

(Amount expressed in thousands of Canadian dollars, except per share amount)

Consolidated statements of loss and comprehensive loss

		For the years ended
	Notes	December 31, 2020 $	December 31, 2019 (Adjusted, note 27)$
EXPENSES
Exploration and evaluation expenses	16	10,340	9,832
Value added products expenses	17	2,911	1,605
General and administrative expenses	18	7,770	5,804
Net smelter royalty	13	(4,306)	-
Operating loss (income)		16,715	17,241
Net financial costs	19	1,263	252
Loss before tax		17,978	17,493
Deferred tax recovery	20	-	(448)
Net loss and comprehensive loss		17,978	17,045
Basic and diluted loss per share	15.2-26	(0.684)	(0.750)
Weighted average number of shares outstanding	26	26,287,106	22,723,974

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of changes in equity

(Amount expressed in thousands of Canadian dollars, except per share amount)

Consolidated statements of changes in equity

	Notes	Number	Share capital $	Warrants $	Contributed surplus $	Equity component of convertible bond $	Deficit $	Total equity (deficiency) $
Balance as at January 1, 2020 – as previously reported		261,782,814	56,184	2,224	7,368	-	(28,417)	37,359
Cumulative effect - change in accounting policy	27	-	-	-	-	-	(30,605)	(30,605)
Balance adjusted as at January 1, 2020		261,782,814	56,184	2,224	7,368	-	(59,022)	6,754
Warrants expired	15.3	-	-	(836)	836	-	-	-
Warrants exercised	15.3	8,722,914	3,574	(521)	-	-	-	3,053
Options exercised	15.6	1,450,000	572	-	(132)	-	-	440
Share-based payment	15.6	1,037,587	208	-	1,822	-	-	2,030
Share issue costs		-	(1)	-	-	-	-	(1)
Convertible bond	14	-	-	-	-	364	-	364
Net loss and comprehensive loss		-	-	-	-	-	(17,978)	(17,978)
Balance as at December 31, 2020		272,993,315	60,537	867	9,894	364	(77,000)	(5,338)

	Notes	Number	Share capital $	Warrants $	Contributed surplus $	Deficit (Adjusted, note 27) $	Total equity $
Balance as at January 1, 2019 – as previously reported		175,311,126	36,243	4,780	4,219	(21,586)	3,264
Cumulative effect - change in accounting policy	27	-	-	-	-	(20,391)	(20,391)
Balance adjusted as at January 1, 2019		175,311,126	36,243	4,780	4,219	(41,977)	3,264
Shares issued from private placement	15.1	86,170,213	20,250	-	-	-	20,250
Warrants expired	15.3	-	-	(2,573)	2,573	-	-
Options exercised	15.6	250,000	79	-	(29)	-	50
Shares issued for consulting fees	15.1	51,475	14	-	-	-	14
Share-based payment	15.6	-	-	17	605	-	622
Share issue costs	15.1	-	(401)	-	-	-	(401)
Net loss and comprehensive loss		-	-	-	-	(17,045)	(17,045)
Balance as at December 31, 2019		261,782,814	56,184	2,224	7,368	(59,022)	6,754

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.

Consolidated statements of cash flows

(Amount expressed in thousands of Canadian dollars)

Consolidated statements of cash flows

		For the years ended
	Notes	December 31, 2020 $	December 31, 2019 (Adjusted note 27)$
OPERATING ACTIVITIES
Net loss		(17,978)	(17,045)
Depreciation and amortization	7-9	1,202	1,082
Loss (gain) on disposal of investment		22	(3)
Loss on asset disposal	7	2	-
Deferred income tax expenses		-	(448)
Share-based compensation	15.6	2,030	637
Financial costs		1,114	137
Net smelter royalty	13	(4,306)	-
Net change in working capital	21	(135)	(3,014)
Cash flows used in operating activities		(18,049)	(18,654)

INVESTING ACTIVITIES
Additions to property, plant, and equipment assets	7	(1,269)	(1,673)
Restricted cash and deposits		(123)	-
Tax credits and grants received	7	731	-
Cash flows used in investing activities		(661)	(1,673)

FINANCING ACTIVITIES
Proceeds from the issuance of private placement	15.1	-	20,250
Proceeds from convertible bond, net of issue costs	13	14,786	-
Proceeds from debt, net of issue costs	13	3,781	2,000
Repayment of borrowings and lease liabilities	12, 13	(2,906)	(1,289)
Proceeds from the exercise of warrants	15.3	3,053	-
Proceeds from the exercise of stock options	15.6	440	50
Share issue costs		(1)	(401)
Cash flows from financing activities		19,153	20,610

Net change in cash		443	283
Cash at the beginning of the year		4,077	3,794
Cash at the end of the year		4,520	4,077
Additional information	21

The accompanying notes are an integral part of the consolidated financial statements.

NOUVEAU MONDE GRAPHITE INC.
Notes to consolidated financial statements
(Amount expressed in thousands of Canadian dollars)

Notes to consolidated financial statements

1.	NATURE OF OPERATIONS AND LIQUIDITY RISK

Nouveau Monde Graphite Inc. (the “Company”) was established on December 31, 2012, under the Canada Business Corporations Act. The Company specializes in exploration, evaluation and development of mineral properties located in Québec and is developing a natural graphite-based anode material that would qualify as battery-grade material to supply the lithium-ion industry.

The Company’s shares are listed under the symbol NOU on the TSX Venture Exchange, NMGRF on the OTCQX Market and NM9 on the Frankfurt Stock Exchange. The Company’s registered office is located at 331 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

As at December 31, 2020, the Company had a negative working capital of $171, had an accumulated deficit of $77,000, and had incurred a loss of $17,978 for the year then ended. Working capital included current tax credits receivable of $3,958 and cash of

$4,520.

With the financing completed in January 2021 (described in note 26) management believes that the Company has sufficient funds to meet its obligations and planned expenditures for the ensuing twelve months as they fall due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company’s ability to continue future operations and fund its exploration, evaluation and development activities is dependent on management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of strategic partnership, project debt finance, offtake financing, royalty financing and other capital markets alternatives. Management will pursue such additional sources of financing when required, and while management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as published by the International Accounting Standards Board (“IASB”).

The accounting policies set out in note 4 were consistently applied to all years presented in these consolidated financial statements. Refer to note 27 for the voluntary change in accounting policy that occurred during 2020.

The consolidated financial statements for the year ended December 31, 2020 (including comparative statements) were approved and authorized for publication by the Board of Directors on April 6, 2021.

3.	NEW ACCOUNTING STANDARDS

Amendments to IAS 1 Presentation of Financial Statements

The IASB has made amendments to IAS 1 Presentation of Financial Statements which use a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information. In particular, the amendments clarify that information is material if omitting, misstating, or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make based on those financial statements. Materiality depends on the nature or magnitude of information, or both. An entity assesses whether information, either individually or in combination with other information, is material in the context of its financial statements taken as a whole. The Company adopted IAS 1 on January 1, 2020, which did not have a significant impact on the consolidated financial statements disclosures.

NOUVEAU MONDE GRAPHITE INC.
Notes to consolidated financial statements
(Amount expressed in thousands of Canadian dollars)

4.	SIGNIFICANT ACCOUNTING POLICIES

4.1	BASIS OF CONSOLIDATION

The Company’s consolidated financial statements consolidate those of the parent company and its subsidiary. The parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary, and could affect those returns through its power over the subsidiary.

All transactions and balances between group companies are eliminated upon consolidation, including unrealized gains and losses on transactions between group companies. Amounts reported in the financial statements of the subsidiary have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Company.

Profit and loss and other comprehensive income of subsidiaries acquired or sold during the period are recognized from the effective date of the acquisition, or up to the effective date of disposal, as applicable.

Subsidiary

Information on the Company’s subsidiaries as at December 31, 2020, all of which are wholly-owned, is as follows:

NAME OF SUBSIDIARY	PRINCIPAL ACTIVITY	COUNTRY OF INCORPORATION	YEAR OF INCORPORATION
Quartier Nouveau Monde Inc.	Real estate company	Canada	2017
Nouveau Monde Europe LTD	Trading company	England and Wales	2020

4.2	FUNCTIONAL AND REPORTING CURRENCY

The Group’s consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company and its subsidiaries and the presentation currency.

Transactions in foreign currencies are initially recorded at their respective functional currency spot rates at the date the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. All differences are taken to the statement of loss and comprehensive loss.

Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

4.3	TAX CREDITS RECEIVABLE

The Company is entitled to a refundable tax credit on qualified exploration expenditures incurred, refundable credit on duties for losses under the Mining Tax Act (Quebec) and research and development tax credits. The tax credits are recognized as a reduction of the costs incurred based on estimates made by management. The Company records these tax credits when there is reasonable assurance that the credits will be received and that the Company will continue to comply with the conditions associated to them.

4.4	GRANTS RECEIVABLE

The Company receives periodically grants from different incentive programs. These grants are recognized initially when there is a reasonable assurance that they will be received and when the Company has intentions to comply with the conditions associated with the grant. The financial aid received for expenditures incurred is recognized against these expenditures on a systematic basis and in the same accounting period in which the expenditures are incurred.

NOUVEAU MONDE GRAPHITE INC.
Notes to consolidated financial statements
(Amount expressed in thousands of Canadian dollars)

4.5	RESEARCH AND DEVELOPMENT COST

Research costs are expensed during the year in which the expenses are incurred. Development costs are capitalized when they meet the criteria for capitalization in accordance with IAS 38 Intangible Assets.

The costs incurred for activities associated with the development of the processes associated with the value-added products are considered as research and development costs.

4.6	PROPERTY AND EQUIPMENT

Property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. The assets are capitalized and amortized on a straight-line basis in the consolidated statement of loss and comprehensive loss. Generally, the depreciation rates are as follows:

Buildings	25 years
Equipment	5-15 years
Furnitures	3-7 years
Computers	3 years
Rolling Stock	5 years

The residual value, depreciation method and the useful life of each asset are reviewed at least at each financial year-end. Gains or losses arising on the disposal of property and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in the statement of loss and comprehensive loss.

4.7	INTANGIBLE ASSETS

The intangible assets include software and licenses with a definite useful life. The assets are capitalized and amortized on a straight-line basis in the consolidated statement of comprehensive loss. The intangible assets are assessed for impairment whenever there is an indication that the intangible assets may be impaired.

Generally, the depreciation rates are as follows:

Software	2 years
Licences	2-10 years

4.8	EXPLORATION AND EVALUATION EXPENDITURES

Exploration and evaluation expenditures are costs incurred during the initial search for mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

All expenditures relating to exploration and evaluation are expensed as incurred until the property reaches the development stage. Costs related to exploration and evaluation include topographical, geological, geochemical and geophysical studies, exploration drilling, trenching, sampling, research and development costs specific to a mining project and other costs related to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource. The various costs are expensed on a property-by- property basis pending determination of the technical feasibility and commercial viability of extracting a mineral resource.

When the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, exploration and evaluation expenses related to the mining property will be recorded to property and equipment in Mining assets under construction and or to intangible assets depending on the nature of the expenditures.

NOUVEAU MONDE GRAPHITE INC.
Notes to consolidated financial statements
(Amount expressed in thousands of Canadian dollars)

4.9	IMPAIRMENT OF NON-FINANCIAL ASSETS

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at a cash-generating unit level.

Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment.

An impairment loss is recognized in profit or loss for the amount by which the assets or cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount of an asset or a cash- generating unit is the higher of its fair value less cost to sell and its value in use.

An impairment charge is reversed if the assets or cash-generating unit’s recoverable amount exceeds its carrying amount.

4.10	INCOME TAXES

Income tax is recognized in the statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

–	Current taxes

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to income tax payable regarding previous years.

–	Deferred taxes

Deferred tax is provided using the liability method, providing for temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The temporary difference is not provided for if it arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date and whose implementation is expected over the period in which the deferred tax is realized or recovered. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be used.

Assets and liabilities are offset where the entity has a legally enforceable right to offset current tax assets and liabilities or deferred tax assets and liabilities, and the respective assets and liabilities relate to income taxes levied by the same taxation authority.

4.11	EQUITY

–	Share capital

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying tax benefit from these issuance costs. In addition, if shares were issued as consideration for the acquisition of a mineral property or some other form of non-monetary assets, they are measured at their fair value according to the quoted price on the day of the conclusion of the agreement.

–	Unit offerings

Proceeds from unit offerings are allocated between shares and warrants using their relative fair value. Black-Scholes model is used to determine the fair value of the warrants and the market price at the time of issuance is used for shares.

NOUVEAU MONDE GRAPHITE INC.
Notes to consolidated financial statements
(Amount expressed in thousands of Canadian dollars)

–	Contributed surplus and warrants

Contributed surplus includes charges related to share options not exercised and amounts attributable to expired warrants.

Warrants include amounts attributable to outstanding warrants.

4.12	BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to common equity holders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting loss attributable to common equity holders of the Company, and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares which include convertible debt, options, broker’s options, and warrants. Dilutive potential common shares arising from option type instruments shall be deemed to have been exercised at the beginning of the period or, if later, at the date of issue of the potential common shares and the proceeds from their exercise used to repurchase common shares at the average market price. The if-converted method is used for convertible debentures.

4.13	PROVISION AND CONTINGENT LIABILITIES

Provisions are recognized when present legal or constructive obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

The Company’s operations are governed by government environment protection legislation. Environmental consequences are difficult to identify in terms of amounts, timetable and impact. As of the reporting date, management believes that the Company’s operations are in compliance with current laws and regulations. An asset retirement provision is recognized when there is constructive commitment that has resulted from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be measured with sufficient reliability.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

4.14	SHARE-BASED PAYMENTS

The Company operates an equity-settled share-based payment plan for its eligible directors, officers, employees and consultants. The Company’s plan does not feature any option for a cash settlement.

All goods and services received in exchange for the grant of any share-based payments are measured at their fair values unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, the Company shall measure their value indirectly by reference to the fair value of the equity instruments granted. For the transactions with employees and others providing similar services, the Company measured the fair value of the services rendered by reference to the fair value of the equity instruments granted.

All equity-settled share-based payments (except broker’s options) are ultimately recognized as an expense in profit or loss with a corresponding credit to Contributed surplus, in equity. Equity-settled share-based payments to brokers, in respect of an equity financing are recognized as issuance costs of the equity instruments with a corresponding credit to Contributed surplus, in equity.

NOUVEAU MONDE GRAPHITE INC.
Notes to consolidated financial statements
(Amount expressed in thousands of Canadian dollars)

The expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Estimates are subsequently revised if there is any indication that the number of share options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in a prior period if some vested share options are not ultimately exercised.

4.15	FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument and are measured initially at fair value adjusted for transaction costs, except for those carried at fair value through profit or loss (“FVTPL”), which are measured initially at fair value. The subsequent measurement of financial assets and financial liabilities is described below (and Note 18).

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Financial assets and financial liabilities are offset, and the net amount is reported in the statements of financial position when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

–	Financial assets

Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at FVTPL, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets in the following measurement categories:

–	measured subsequently at amortized cost; or
–	measured subsequently at fair value (either through other comprehensive loss, or through net loss).

i)	Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:

–	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

–	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

ii)	Financial assets measured at fair value

A financial asset shall be measured at fair value through net loss unless it is measured at amortized cost or at fair value through other comprehensive loss.

A financial asset shall be measured at fair value through other comprehensive loss if both of the following conditions are met:

–	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

–	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For investments in debt instruments, this will thus depend on the business model in which the investment is held. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive loss, in which case, gains and losses will never be reclassified to net loss, and no impairment may be recognized in net loss. Dividends earned from such investments are recognized in net loss, unless the dividend clearly represents a repayment of part of the cost of the investment.

NOUVEAU MONDE GRAPHITE INC.
Notes to consolidated financial statements
(Amount expressed in thousands of Canadian dollars)

–	Financial liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

Financial instruments – Fair value

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models. The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

–	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
–	Level 2: Valuation techniques use significant observable inputs, directly or indirectly, or valuations are based on quoted prices for similar instruments; and
–	Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

–	Compound instruments

The convertible bond issued by the Company is a compound financial instrument which the principal amount, together with all accrued and unpaid or uncapitalized interest can be converted into a fixed number of common shares of the Company at the option of the holder.

The liability component of the compound instrument was established by discounting the contractual cash flow, the remaining balance, net of the issuance cost, was allocated to the equity component of the financial instrument.

–	Impairment of financial assets

The Company assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Company assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. An external rating of investment grade is considered to indicate that a financial instrument that may be considered as having low credit risk.

The Company applies the simplified approach permitted by IFRS 9 for trade receivables and contract assets, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.

The Company’s financial instruments consist of the following:

FINANCIAL ASSETS	CLASSIFICATION
Cash	Amortized cost
Amounts receivable	Amortized cost
Grant and other receivables	Amortized cost
Investment	Fair value through profit or loss

NOUVEAU MONDE GRAPHITE INC.
Notes to consolidated financial statements
(Amount expressed in thousands of Canadian dollars)

FINANCIAL LIABILITIES	CLASSIFICATION
Accounts payable and accrued liabilities	Amortized cost
Long-term debt	Amortized cost
Convertible bond (liability component)	Amortized cost

4.16	LEASES

Leases are recognized as a right-of-use asset and a corresponding liability in lease liabilities at the date at which the leased asset is available for use by the Company.

The lease liability is initially measured at the present value of the future lease payment, including variable lease payment that depends on an index or a rate. The lease liability is discounted using the interest rate implicit in the contract if this rate can be easily determined, otherwise, the lessee must use his marginal borrowing rate.

The monthly lease payments are segregated between the principal repayment and the finance cost. The present value of the lease liability is increased to reflect the accretion of interest and decreased by the principal repayment. The accretion of interest is charged to the profit and loss over the lease period.

If a change to the lease were to happen, the lease liability would be remeasured to reflect those changes (e.g., changes in the lease term or changes in the lease payment).

The right-of-use assets are initially measured at cost, which includes the amount of the initial measurement of the lease liability and any lease payments made at or before the commencement date. The right-of-use assets are amortized on a straight-line basis over the duration of the lease.

4.17	SEGMENT DISCLOSURE

The Company currently operates in two segments: the acquisition, exploration, and evaluation of mining properties and the transformation of value-added graphite products. The measure of profit or loss for each segment corresponds to the amounts reported for Exploration and evaluation expenses and Value- added products expenses, respectively, in the consolidated statement of loss and comprehensive loss. All the Company’s activities are conducted in Quebec, Canada.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements
(Amount expressed in thousands of Canadian dollars)

5.	ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2020. Many of these updates are not expected to have any significant impact on the Company and are therefore not discussed herein.

Amendments to IAS 16 Property, plant and equipment

The IASB has made amendments to IAS 16 Property, plant and equipment, which will be effective for financial years beginning on or after January 1, 2022. Proceeds from selling items before the related item of Property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. The Company will therefore need to distinguish between the costs associated with producing and selling items before the item of Property, plant and equipment (pre- production revenue) is available for use and the costs associated with making the item of Property, plant and equipment available for its intended use. For the sale of items that are not part of a company’s ordinary activities, the amendments will require the Company to disclose separately the sales proceeds and related production cost recognized in profit or loss and specify the line items in which such proceeds and costs are included in the statement of comprehensive income (loss). These amendments will have an impact on the Company’s consolidated financial statements.

6.	ESTIMATES, JUDGEMENTS AND ASSUMPTIONS

In preparing its consolidated financial statements, management makes several judgements, estimates and assumptions about the recognition and measurement of assets, liabilities, revenues, and expenses.

Information about the significant estimates and assumptions that have the greatest impact on the recognition and measurement of assets, liabilities, revenues, and expenses is presented below. Actual results may differ significantly.

Technical Feasibility and Commercial Viability

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors. By its nature, this assessment requires significant judgment.

As at December 31, 2020, management determined that the technical feasibility and commercial viability had not yet been established for the Matawinie Project and as such the project is still considered to be at the exploration and evaluation stage.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

COVID-19 impact

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies, and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID- 19 may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty. As at December 31, 2020, the demonstration plant in Saint-Michel-des-Saints was producing graphite flakes similarly to pre-COVID-19 levels, activities related to the detail engineering of the mine and concentrator continues to advance, and the construction of the demonstration plant for value added products in Bécancour continues to make significant progress. However, in the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could, in the future, significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19.

Provision for asset retirement obligation

The Company’s exploration activities are subject to several environmental protection laws and regulations. The Company accounts for management’s best estimate of asset retirement obligations in the period in which the obligations arise. Costs actually incurred in future periods could be significantly different from these estimates. In addition, future changes in laws and regulations, timing of estimated cash flows and discount rates may impact the carrying amount of this provision.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements
(Amount expressed in thousands of Canadian dollars)

Tax credits

Tax credits for the current and prior periods are measured at the amount that the Company expects to recover, based on its best estimate and judgment at the reporting date. However, uncertainties as to the interpretation of the tax regulations, regarding refundable mining rights credits for loss and refundable tax credits on eligible exploration expenses, as well as regarding amount and timing of recovery of these tax credits.

To determine whether the expenses it incurs are eligible for exploration tax credits, the Company must use judgment and resort to complex techniques. As a result, there may be a significant difference between the amount recognized in respect of tax credits and the actual amount of tax credits received because of the tax administrations’ review of matters that were subject to interpretation. In the event of such a difference, an adjustment will be made to the tax credits for mineral prospecting expenses in future periods.

It can take a long time for the tax administration to report its decisions on tax issues, thereby extending the tax credit recovery period. Mineral exploration tax credits that the Company expects to recover in more than one year are classified as non-current assets. The amounts recognized in the consolidated financial statements are based on the best estimates of the Company and in its best possible judgment, as noted above. However, given the uncertainty inherent in obtaining the approval of the tax authority concerned, the amount of tax credits that will be recovered and the timing of such recovery may differ materially from accounting estimates and would affect the financial position and cash flow of the Company.

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements
(Amount expressed in thousands of Canadian dollars)

7.	PROPERTY AND EQUIPMENT

	Land $	Buildings $	Equipment $	Computers $	Furniture $	Rolling stock $	Assets under construction $	Total $
COST
Balance as at January 1, 2020	467	2,430	63	47	70	9	-	3,086
Acquisition	40	212	-	9	-	15	1,206	1,482
Write-Off/Disposals	-	-	(63)	-	-	-	-	(63)
Balance as at December 31, 2020	507	2,642	-	56	70	24	1,206	4,505
ACCUMULATED DEPRECIATION
Balance as at January 1, 2020	-	118	59	14	19	4	-	214
Depreciation	-	101	2	25	13	4	-	145
Write-Off/Disposals	-	-	(61)	-	-	-	-	(61)
Balance as at December 31, 2020	-	219	-	39	32	8	-	298
Net book value as at December 31, 2020	507	2,423	-	17	38	16	1,206	4,207

	Land $	Buildings $	Equipment $	Computers $	Furniture $	Rolling stock $	Total $
COST
Balance as at January 1, 2019	227	1,037	63	32	49	9	1,417
Acquisition	240	1,393	-	15	21	-	1,669
Balance as at December 31, 2019	467	2,430	63	47	70	9	3,086
ACCUMULATED DEPRECIATION
Balance as at January 1, 2019	-	47	58	6	15	2	128
Depreciation	-	71	1	8	4	2	86
Balance as at December 31, 2019	-	118	59	14	19	4	214
Net book value as at December 31, 2019	467	2,312	4	33	51	5	2,872

The construction in progress is comprised of deposits on equipment and is presented net of grants ($731 in 2020).

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements
(Amount expressed in thousands of Canadian dollars)

8.	INTANGIBLE ASSETS

In prior years, the Company and Hydro-Quebec (“HQ”) signed a licence agreement by which the Company is allowing us to use HQ’s patented technologies for the micronization, spheronization, purification and natural graphite coating to serve the lithium-ion battery market. The Company paid US $2 million ($2,562) for the use of the patents which have different expiry dates between October 24, 2021, to June 7, 2028. The licence was capitalized as an intangible asset and will be amortized over the life of the underlying patents.

	Software $	Licenses $	Total $
COST
Balance as at January 1, 2020	16	2,562	2,578
Balance as at December 31, 2020	16	2,562	2,578
ACCUMULATED DEPRECIATION
Balance as at January 1, 2020	7	1,045	1,052
Amortization	9	597	606
Balance as at December 31, 2020	16	1,642	1,658
Net book value as at December 31, 2020	-	920	920

	Software $	Licenses $	Total $
COST
Balance as at January 1, 2019	16	2,562	2,578
Balance as at December 31, 2019	16	2,562	2,578
ACCUMULATED DEPRECIATION
Balance as at January 1, 2019	3	448	451
Amortization	4	597	601
Balance as at December 31, 2019	7	1,045	1,052
Net book value as at December 31, 2019	9	1,517	1,526

9.	RIGHT-OF-USE ASSETS

The Company has lease contracts for various items of mining equipment, motor vehicles and buildings used in its operations. Leases of mining equipment and rolling stock generally have lease terms between two and three years, while buildings generally have lease terms between two and five years.

Set below are the carrying amount of Right-of-use assets and the movement during the period.

	Buildings $	Equipment $	Rolling stocks $	Total $
COST
As at January 1, 2020	457	339	158	954
New leases	840	-	-	840
Remeasurement of lease	-	-	115	115
As at December 31, 2020	1,297	339	273	1,909
ACCUMULATED DEPRECIATION
As at January 1, 2020	157	167	67	391
Depreciation	229	154	68	451
As at December 31, 2020	386	321	135	842
Net book value as at December 31, 2020	911	18	138	1,067

NOUVEAU MONDE GRAPHITE INC.

Notes to consolidated financial statements
(Amount expressed in thousands of Canadian dollars)

	Buildings $	Equipment $	Rolling stocks $	Total $
COST
As at January 1, 2019	252	321	109	682
New leases	205	18	49	272
As at December 31, 2019	457	339	158	954
ACCUMULATED DEPRECIATION
As at January 1, 2019	-	-	-	-
Depreciation	157	167	67	391
As at December 31, 2019	157	167	67	391
Net book value as at December 31, 2019	300	172	91	563

Included in the depreciation of Right-of-use assets for the period is $321 ($355 in 2019) that have been included under the Evaluation and exploration expenses and $27 (nil in 2019) under the Value-added products expenses line in the consolidated statements of loss and comprehensive loss.

10. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

	December 31, 2020 $	December 31, 2019 $
Trade payables and accrued liabilities	4,285	4,335
Wages and benefits liabilities	1,767	573
Other payables	139	-
Interest payable on convertible bond	797	-
Accounts payables and accrued liabilities	6,988	4,908

11. GRANTS

The Company benefits from various government grants. The deferred grant is composed of the two following grants:

In August 2019, the Company completed the closing of a federally funded grant with Sustainable Development Technology Canada (“SDTC”) for a total of $4.25 million. This grant will help the Company build a value-added graphite purification processing facility in Bécancour, Quebec. In February 2020, the Company received the first milestone payment of $2 million. SDTC also increased its initial commitment of $4.25 million to the Company by 5%, representing an additional $213 in grant, because of the COVID-19 impact on Canadian companies. The additional $213 amount was received at the end of March 2020.

In addition to the SDTC program, the Company finalized another grant agreement in April 2020 with Transition énergétique Québec (“TEQ”), a Quebec government funded program, in relation to the same project of building a value-added graphite purification processing facility. The additional grant of $3 million was secured via TEQ’s Technoclimat program. During the year 2020, the Company received the payments totaling $1.5 million.

As at December 31, 2020, $1.5 million of the grant proceeds received during the year remains to be applied against related expenditures and therefore was recorded as a deferred grant at year-end.

The grant receivables as at December 31, 2020 of $785 is composed of various smaller grants as there is reasonable assurance that they will be received and when the Company has reasonable assurance that it will continue to comply with the conditions associated with the grants.

NOUVEAU MONDE GRAPHITE INC.
Notes to consolidated financial statements
(Amount expressed in thousands of Canadian dollars)

12.	LEASE LIABILITIES

	December 31, 2020 $	December 31, 2019 $
Opening balance	609	682
New liabilities and modifications of leases	955	272
Principal repayment	(488)	(345)
Ending balance	1,076	609
Current portion	295	459
Non-current portion	781	150

The Company also has certain leases of assets with lease terms of 12 months or less. The Company applies the short-term lease assets recognition exemptions for these leases. The expenses related to short term leases were $572 for the year ended December 31, 2020 (December 31, 2019: $144).

13.	BORROWINGS

	December 31, 2020 $	December 31, 2019 $
Opening balance	4,502	3,308
Proceeds	3,803	2,000
Repayment	(2,419)	(943)
Issue costs	(21)	-
Accretion of issue costs	25	40
Interest capitalized	209	97
Debts settled in exchange of Royalty	(4,306)	-
Ending balance	1,793	4,502
Current portion	1,793	4,502
Non-current portion	-	-

On December 21, 2018, the Company closed a financing with Investissement Quebec for an aggregate amount of $4,665 through four loan offers of which only $3,362 had been received as at December 31, 2019. The loans had an annual interest rate charge between 6.25% and 6.38% depending on the offer.

During the year ended December 31, 2019, the Company repaid $943 of its debt. The remaining $2,419 has been repaid during the year ended December 31, 2020.

During the second quarter ended June 30, 2019, the Company concluded a financing agreement with a significant shareholder, Pallinghurst Graphite Limited (“Pallinghurst”), for a total of $2,000 and required a full reimbursement of the capital plus interest accrued at the latest on December 31, 2020. The unsecured borrowing bore interest at 9% annually and all accrued interests had to be paid at the end of the maturity date of the agreement.

On March 16, 2020, the Company concluded a new financing agreement with Pallinghurst, for a total of $2,000. This agreement required the reimbursement of the capital plus all accrued interests at the latest on December 31, 2020. The agreement bears interest at 9% annually.

On April 29, 2020, the Company closed a financing agreement with Investissement Québec for an aggregate amount received of $1,802 through two loan offers. The conditions also included a 1% issue cost fee calculated on the total aggregate amount. The interest rate on the loan offer totalling $611 is the current prime rate of 2.45% plus 0.07%, while the interest rate on the loan offer totalling $1,192 is the current prime rate of 2.45%. The capital shall be repaid by no later than June 30, 2021. To secure its obligations set out in the loan offers, the Company granted two first-ranking mortgages for a total of the loan amount received covering the universality of its present and future receivables, including the universality of its tax credits.

On August 28, 2020, the Company closed a financing transaction with Pallinghurst where the Company issued a 3.0% royalty over the Matawinie graphite property to Pallinghurst for an aggregate purchase price of $4,306. The purchase price for the royalty was satisfied by setting-off all principal and accrued interest owed by the Company to Pallinghurst under the promissory note dated June 27, 2019 in the principal amount of $2 million, the promissory note dated March 16, 2020 in the principal amount of $2 million, and the accrued interests totaling $306. As the carrying amount of the underlying properties is nil, an amount corresponding to the purchase price has been reported as net smelter royalty in the consolidated statement of loss and comprehensive loss.

NOUVEAU MONDE GRAPHITE INC.
Notes to consolidated financial statements
(Amount expressed in thousands of Canadian dollars)

During the year ended December 31, 2020, the Company paid out a total of $123 ($191 for the year ended December 31, 2019) of interest to its lenders.

14.	CONVERTIBLE BOND

	December 31, 2020 $	December 31, 2019 $
Opening balance	-	-
Proceeds	15,000	-
Equity component of convertible bond	(364)	-
Issue costs	(214)	-
Accretion expense	83
Ending balance	14,505	-
Current portion	-	-
Non-current portion	14,505	-

During the third quarter ended September 30, 2020, the Company closed a secured three-year convertible bond with Pallinghurst with a principal of $15 million. The bond bears interest at 15% annually. Pallinghurst has the right to convert all or a portion of any accrued and unpaid or uncapitalized interest under the bond into common shares of the Company at the market price of the common shares at the future time of conversion subject to TSXV approval. The principal amount, together with all accrued and unpaid or uncapitalized interest under the bond, will become payable on the date that is 36 months following the issuance of the bond. At any time, Pallinghurst has the right to convert all or a portion of the bond into such number of common shares of the Company equal to the principal amount being converted, divided by the conversion price of $0.20 per common share. Concurrently with the issuance of the bond, the Company issued to Pallinghurst common share purchase warrants entitling Pallinghurst to purchase up to 75,000,000 common shares of the Company, at a price of $0.22 per common share for a period of 36 months from the issuance date of the warrants.

When initially recorded, the proceeds received amounted to $15 million for the convertible bond. Of this amount, the debt, the issue costs, and the equity component represent respectively $14,422, $214, and $364. The debt component was evaluated first using an effective rate of 17% corresponding to a rate that the Company would have obtained for a similar financing without the conversion option. The residual value was attributed to the equity component and is presented in the shareholders’ equity. The net proceeds allocated to the warrants have been evaluated at nil.

15.	EQUITY

15.1	SHARE CAPITAL

Authorized share capital

Unlimited number of common shares voting and participating, with no par value.

On April 25, 2019, the Company completed a non-brokered private placement with Pallinghurst of 43,825,000 common shares in the capital of the Company at a price of $0.235 per share for aggregate gross proceeds of $10,299 pursuant to a subscription agreement dated April 2, 2019.

On June 28, 2019, the Company also completed a private placement of 42,345,213 common shares in the capital of the Company at a price of $0.235 per Share for aggregate gross proceeds of $9,951. Pallinghurst also took part in this second private placement.

On September 1, 2020, the Company issued an aggregate of 1,037,587 common shares of its share capital at a price of $0.20 per common share, for an aggregate amount of $208 to 31 of its employees in settlement of an unpaid portion of wages resulting from a temporary measure in response to the COVID-19 pandemic.

NOUVEAU MONDE GRAPHITE INC.
Notes to consolidated financial statements
(Amount expressed in thousands of Canadian dollars)

15.2	LOSS PER SHARE

Basic loss per share is calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year.

The numbers for the average basic and diluted shares outstanding for all the periods presented in the consolidated statements of loss and comprehensive loss have been adjusted to reflect the effect of the 1:10 share consolidation that took place on March 24, 2021.

The basic and diluted loss per share is the same as there are no instruments that have a dilutive effect on earnings.

15.3	WARRANTS

		December 31, 2020		December 31, 2019
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Opening balance	26,766,142	0.38	52,049,727	0.39
Issued	75,000,000	0.22	-	-
Exercised	(8,722,914)	0.35	-	-
Expired	(14,508,837)	0.40	(25,273,585)	0.40
Ending balance	78,534,391	0.23	26,766,142	0.38

The number of warrants outstanding exercisable in exchange for an equivalent number of shares is as follows:

		December 31, 2020
Expiration date	Number	Exercise price $
February 7, 2021	3,534,391	0.35
August 28, 2023	75,000,000	0.22
Ending balance	78,534,391	0.23

At the issuance date of the financial statement, all the outstanding warrants have either been exercised or have expired.

15.4	BROKER’S WARRANTS

		December 31, 2020		December 31, 2019
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Opening balance	331,994	0.34	1,474,525	0.31
Expired	(331,994)	0.34	(1,142,531)	0.30
Ending balance	-	-	331,994	0.34

15.5	ADVISORY WARRANTS

		December 31, 2020		December 31, 2019
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Opening balance	621,665	0.30	1,771,665	0.36
Expired	(621,665)	0.30	(1,150,000)	0.39
Ending balance	-	-	621,665	0.30

15.6	SHARE-BASED PAYMENTS

The Board of Directors determines the price per common share and the number of common shares which may be allocated to each director, officer, employee and consultant and all other terms and conditions of the option, subject to the rules of the TSXV.

NOUVEAU MONDE GRAPHITE INC.
Notes to consolidated financial statements
(Amount expressed in thousands of Canadian dollars)

The plan has a policy that caps the maximum of total options that can be granted to 10% of the total outstanding shares of the Company.

All share-based payments will be settled in equity. The Company has no legal or contractual obligation to repurchase or settle the options in cash.

The Company’s share options are as follows for the year ended December 31, 2020 and 2019:

		December 31, 2020		December 31, 2019
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Opening balance	15,825,000	0.28	11,450,000	0.29
Granted	11,925,000	0.36	5,775,000	0.23
Exercised	(1,450,000)	0.30	(250,000)	0.20
Expired	(2,300,000)	0.27	(1,018,750)	0.30
Forfeited	-	-	(131,250)	0.31
Ending balance	24,000,000	0.32	15,825,000	0.28
Options that can be exercised	20,000,000	0.34	13,800,000	0.28

The weighted average price at the time of exercise for 2020 is $0.62 ($0.24 in 2019).

For the year ended December 31, 2020, the Company granted 5,050,000 options to officers, 2,075,000 to directors, 2,850,000 to employees, and 1,950,000 to consultants. Options granted have different vesting periods. Each option entitles the holder to subscribe to one common share of the Company, at an average price of $0.36 per common share, for an average period of 4.8 years.

For the year ended December 31, 2019, the Company granted 1,375,000 options to officers, 1,250,000 to directors, 2,150,000 to employees, and 1,000,000 to consultants. Options granted have different vesting periods. Each option entitles the holder to subscribe to one common share of the Company, at an average price of $0.23 per common share, for an average period of 4.2 years.

The weighted average fair value of the share options granted were estimated using the Black-Scholes option pricing model based on the following average assumptions:

	2020	2019
Share price at date of grant	$0.36	$0.24
Expected life	4.75 years	4.2 years
Risk-free interest rate	0.39%	1.46%
Expected volatility	54.68%	63.53%
Expected dividend	Nil	Nil
Exercise price at date of grant	$0.36	$0.23

The expected annualized volatility was based on historical data for the Company. The fair value of the share options is amortized over the vesting period, considering expected forfeitures. Share options issued are exercisable at the closing market price of the common shares on the day prior to their grant.

			December 31, 2020
Expiration date	Total number	Total exercisable	Weighted average exercise price $
Year 2021	1,475,000	1,475,000	0,23
Year 2022	3,775,000	3,775,000	0,31
Year 2023	3,900,000	2,900,000	0,34
Year 2024	4,425,000	4,425,000	0,23
Year 2025	10,425,000	7,425,000	0,36
Ending balance	24,000,000	20,000,000	0,32

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements (Amount expressed in thousands of Canadian dollars)

16.	EXPLORATION AND EVALUATION EXPENSES

	December 31, 2020 $	December 31, 2019 (Adjusted note 27)$
Wages and benefits	2,294	2,040
Share-based compensation	594	192
Engineering	3,964	721
Professional fees	506	1,349
Materials, consumables, and supplies	1,767	2,279
Subcontracting	1,706	2,594
Geology and drilling	389	2,298
Utilities	388	218
Other	265	673
Grants	(164)	(329)
Tax credits	(1,369)	(2,203)
Exploration and evaluation expenses	10,340	9,832

The exploration and evaluation expenses related to the Matawinie Property in Quebec. The wages and benefits are net of the grant received as part of the Canada Emergency Wage Subsidy program of $892 in 2020 (nil in 2019).

17.	VALUE ADDED PRODUCTS EXPENSES

	December 31, 2020 $	December 31, 2019 (Adjusted note 27)$
Wages and benefits	768	467
Share-based compensation	112	-
Engineering	2,399	710
Professional fees	866	772
Materials, consumables, and supplies	157	37
Subcontracting	475	20
Other	43	40
Grants	(1,678)	(441)
Tax credits	(231)	-
Value added products expenses	2,911	1,605

The value-added products expenses relate to the costs incurred to develop an advanced materials plant in Bécancour, Québec. The wages and benefits are net of the grant received as part of the Canada Emergency Wage Subsidy program of $189 in 2020 (nil in 2019).

18.	GENERAL AND ADMINISTRATIVE EXPENSES

	December 31, 2020 $	December 31, 2019 (Adjusted, note 27)$
Wages and benefits	2,920	2,080
Share-based compensation	1,323	505
Professional fees	1,168	949
Consulting fees	220	415
Travelling, representation and convention	397	493
Office and administration	727	501
Stock exchange, authorities, and communication	111	127
Depreciation and amortization	854	723
Loss/(gain) on asset disposal	2	-
Other financial fees	48	11
General and administrative expenses	7,770	5,804

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements (Amount expressed in thousands of Canadian dollars)

19.	NET FINANCIAL COSTS

	December 31, 2020 $	December 31, 2019 $
Foreign exchange loss	15	15
Interest income	(40)	(126)
Interest expense on lease liabilities	28	39
Accretion and interest on borrowings and bond	1,213	327
Accretion of issue costs	25	-
Loss /(gain) of fair value on investment	22	(3)
Net financial costs	1,263	252

20.	INCOME TAXES

The income tax expense attributable to earnings differs from the amounts computed by applying the combined federal and provincial statutory income tax rate of 26.5% (26.6% in 2019) to loss before income taxes as a result of the following:

	December 31, 2020 $	December 31, 2019 $
Loss before income taxes	(17,978)	(17,492)
Tax recovery computed at applicable statutory tax rate	26.50%	26.60%
Tax expense at combined statutory rate	(4,617)	(4,653)
Increase (decrease) in income taxes resulting from:
Temporary difference not recorded	4,268	4,209
Share-based payments	538	165
Tax effect of renounced flow-through expenditures	-	578
Recovery of flow-through share liabilities	-	(448)
Effect of change in provincial tax rate	-	-
Rate change	-	5
Non-taxable mining duties	(217)	(319)
Other	28	14
	-	(448)
Composition of deferred income taxes in the income statement:
Recovery of a flow-through share liabilities	-	(448)
Deferred tax expense	-	(448)

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements (Amount expressed in thousands of Canadian dollars)

As at December 31, 2020 and 2019, temporary differences and unused tax losses for which the Company has not recognized deferred tax assets are as follows:

	December 31, 2020 $	December 31, 2019 $
FEDERAL
Exploration and evaluation expenses	24,034	26,200
Property and equipment	3,898	1,234
Equity investment	646	624
Asset retirement obligation	621	621
Share issue expenses	629	1,034
Research and development expenses	12,946	8,971
Non-capital losses	30,747	53
Other	16	16,772
	73,537	55,509
PROVINCIAL
Exploration and evaluation expenses	22,296	25,237
Property and equipment	3,881	1,233
Equity investment	646	624
Asset retirement obligation	621	621
Share issue expenses	629	1,020
Research and development expenses	14,427	9,823
Non-capital losses	30,791	53
Other	16	16,707
	73,308	55,320

The ability to realize the tax benefits is dependent upon several factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered.

As at December 31, 2020, the Company’s accumulated non-capital losses for tax purposes which can be used to reduce taxable income in future years as follows:

Year incurred	Expiration date	Federal	Provincial
2020	2040	14,148	14,122
2019	2039	5,381	5,457
2018	2038	4,138	4,044
2017	2037	2,526	2,764
2016	2036	1,447	1,361
2015	2035	873	844
2014	2034	662	644
2013	2033	747	738
2012	2032	765	757
2011	2031	61	59

The Company has investment tax credit carryovers of $1,264 ($1,264 in 2019) that expire between 2036 and 2039, which are available to reduce income taxes payables in future years.

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements (Amount expressed in thousands of Canadian dollars)

21.	ADDITIONAL CASH FLOW INFORMATION

		December 31, 2020 $	December 31, 2019 (Adjusted, note 27)$
Grants receivable	9	(596)	3
Deferred grants	9	1,511	-
Mining tax credits		(1,406)	(2,203)
Sales taxes receivable		(68)	311
Prepaid expenses		85	(247)
Accounts payable and accrued liabilities	10	339	(878)
Total net change in working capital		(135)	(3,014)

Items not affecting cash
Accounts payable and accrued liabilities included in property and equipment assets		944	-

22.	RELATED PARTY TRANSACTIONS

	December 31, 2020 $	December 31, 2019 $
Key management personnel of the Company
Employee benefit expenses	1,238	990
Share-based payments	398	184

Directors of the Company
Board fees	91	95
Share-based payments	305	159

In addition to transactions with Pallinghurst disclosed elsewhere in the financial statements and in accordance with IAS 24 Related Party Disclosures, key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

For the year ended December 31, 2020, the Company’s interest expense totalled $1,006 (December 31, 2019 - $97) in regards of its debt and convertible bond agreements signed with Pallinghurst. As at December 31, 2020, Pallinghurst owns 19.18% of the Company’s issued and outstanding common shares and has significant influence over the Company (2019 – 19.99%).

Severance

The Company has commitments under certain management contracts with key executives. Minimum commitments under these contracts are approximately $881. These contracts require additional minimum payments of approximately $2,003 to be made upon the occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements.

23.	INFORMATION DISCLOSURE ABOUT CAPITAL MANAGEMENT

The Company monitors capital based on the carrying amount of equity and loans and totals $12,036 as at December 31, 2020 ($11,864 as at December 31, 2019).

The objective of the Company’s capital management is to preserve its ability to continue its operations and its program of acquisition, exploration, evaluation and development of mineral properties. It manages its capital structure and adjusts based on economic conditions and risk characteristics of underlying assets.

The Company is not subject to externally imposed capital requirements. Changes in capital are described in the consolidated statements of changes in equity and notes 13 and 14.

The properties in which the Company currently has an interest are in the exploration, evaluation, and development stage; as such, the Company is dependent on external financing to fund its activities. To carry out the planned exploration, evaluation and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements (Amount expressed in thousands of Canadian dollars)

24.	Financial instruments and risk management

CLASSIFICATION AND CARRYING AMOUNT OF FINANCIAL INSTRUMENTS

The Company’s financial instruments as at December 31, 2020 and 2019 consist of the following:

		As at December 31, 2020
		At fair value through profit or loss $	Amortized cost $	Total $
FINANCIAL ASSETS
Cash		-	4,520	4,520
Grants and other receivables	11	-	829	829
Total financial assets		-	5,349	5,349

FINANCIAL LIABILITIES
Account payables and accrued liabilities	10	-	6,988	6,988
Borrowings	13	-	1,793	1,793
Convertible bond	14	-	14,505	14,505
Total financial liabilities		-	23,286	23,286

		As at December 31, 2019
		At fair value through profit or loss $	Amortized cost $	Total $
FINANCIAL ASSETS
Cash		-	4,077	4,077
Grants and other receivables	11	-	233	233
Investment		22	-	22
Total financial assets		22	4,310	4,333

FINANCIAL LIABILITIES
Account payables and accrued liabilities	10	-	4,908	4,908
Borrowings	13	-	4,502	4,502
Total financial liabilities		-	9,410	9,410

Fair value

Certain of the Company’s accounting policies and disclosures require the determination of fair value. Fair value represents the amount at which a financial instrument could be exchanged between willing parties, based on current markets for instruments with the same risk, principal and remaining maturity. Fair value estimates are based on quoted market values and other valuation methods. Fair values have been determined for measurement and/or disclosure purposes based on the fair value hierarchy contained in the Company’s financial instrument accounting policy. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Investments in shares measured at fair value in the statement of financial position as at December 31, 2019, were classified in Level 1. For all other financial assets and liabilities, their net carrying amount is a reasonable approximation of fair value given their relatively short maturities.

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements (Amount expressed in thousands of Canadian dollars)

FINANCIAL RISKS

The Company is exposed to various financial risks resulting from its operations. The Company does not enter into derivative financial instruments for speculative purposes.

The main financial risks to which the Company is exposed as well as its policies for managing such risk are detailed below:

Liquidity risk

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether because of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

As at December 31, 2020, all of the Company’s short-term liabilities totalled $10,587 ($9,869 as at December 31, 2019), have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

With the financing completed in the first quarter of 2021 (described in note 26), management believes that the Company has sufficient funds to meet its obligation and planned expenditures for the ensuing twelve months as they fall due (see note 1).

	As at December 31, 2020
	Carrying amount	Contractual cash flow	0 to 12 months	12 to 24 months	more than 24 months
Account payables and accrued liabilities	6,988	6,988	6,988	-	-
Lease liabilities	1,076	1,140	321	440	379
Borrowings	1,793	1,824	1,824	-	-
Convertible bond	14,505	21,408	2,427	2,427	16,554

Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company’s credit risk is primarily related to receivables and cash. The receivables consist mainly of the refund of the goods and services tax receivable from the governments of Canada and Quebec, as well as tax credits receivable from the Government of Quebec. The Company mitigates credit risk by maintaining cash with Canadian chartered banks.

Currency risk

Given that most of the Company’s expenditures are in Canadian dollars, the currency risk exposure is limited by maintaining its cash in Canadian dollars. The Company periodically carries a portion of its accounts payable and accrued liabilities in US dollars and Euros and is subject to currency risk on these balances. However, the Company considers this risk to be minimal.

25.	Commitments

Royalty

The Company issued a 3% net smelter royalty over the Matawinie graphite property to Pallinghurst for an aggregate purchase price of $4,306. For a period of three years following issuance thereof, the royalty is subject to a 1% buy back right in favour of the Company for a buy-back price of $1,306 plus an amount equal to interest accrual at a rate of 9% per annum from and after the closing of the royalty transaction up to the buyback date.

Matawinie Property

A large part of the property is subject to a 2% NSR. Each tranche of 1% can be purchased by the Company for $1,000.

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements (Amount expressed in thousands of Canadian dollars)

Demonstration plant in Bécancour

As at December 31, 2020, the Company has commitments of $4,956 related to the construction of the graphite purification demonstration plant in Bécancour.

Collaboration and sharing of benefits.

On January 23, 2020, the Company signed a benefit-sharing agreement with the municipality of Saint-Michel-des-Saints as part of the Matawinie mining project. Through this new agreement and throughout the mine’s commercial operating life, the Company will contribute up to 2% of its net future positive cash flow after taxes to the municipality.

26.	Subsequent events

Subsequently to year end and up to April 6, 2021, the total cash proceeds from issuance of shares sums to $41,5M:

-	On January 20, 2021, the Company closed an equity financing in the amount of $17,3M where the Company issued a total of 11,896,750 common shares at a price of $1.45 per common share. Of this amount, Pallinghurst, purchased 2,379,316 common shares.

-	On February 1, 2021, the Company secured $17,6M from the exercise of previously issued warrants.

-	On February 12, 2021, the Company closed an equity financing in the amount of $5,8M where the Company issued a total of 3,965,516 common shares at a price of $1.45 per common share. Of this amount, Investissement Québec, acting as mandatory for the government of Québec, subscribed for 3,172,413 common shares, and Pallinghurst subscribed for the remainder of the common shares.

-	2,720,000 options have been exercised for proceeds totaling $759.

During March 2021, the Company received $1.35M as part of a repayable contribution agreement with Canada Economic Development for Quebec Regions. This contribution agreement bears no interest and will be repayable in 60 equal monthly installments starting September 2023.

On March 24, 2021, the Company performed a ten-to-one share consolidation of the Company’s issued equity instruments including common shares, warrants and options. Any quantity relating to these instruments for 2020 and up to March 24, 2021 or any per unit price such as exercise prices disclosed throughout the consolidated financial statements have not been retrospectively adjusted for the share consolidation except for the weighted average number of shares outstanding used in the calculation of basic and diluted EPS which have been retroactively adjusted to give effect to the share consolidation as required by IAS 33.

27.	CHANGE IN ACCOUNTING POLICY

The Company has historically capitalized all expenses related to Exploration and Evaluation (E&E) activities under IFRS 6 Exploration for and Evaluation of Mineral Resources.

During the year ended December 31, 2020, the Company voluntarily changed its accounting policy regarding E&E expenses. The new accounting policy indicates that all E&E expenses will be recorded on the statement of loss (income) and comprehensive loss (income).

This change has been implemented for all E&E activities on the Matawinie property. The Company has determined that this voluntary change in accounting policy will provide more relevant financial information and meaningful disclosure while bringing the Company in line with its peers with a similar accounting approach.

Under IAS 8 Accounting Policies, changes in Accounting Estimates and Errors, the change in accounting policy was made retroactively and the comparative information was adjusted for all the periods presented, as if the policy had always been in place. See the table below for impacts on the consolidated financial statements:

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements (Amount expressed in thousands of Canadian dollars)

A)	ADJUSTMENT OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As previously reported $	Impact $	Adjusted $
	As at January 1, 2019
ASSETS
Exploration and evaluation assets	24,252	(24,252)	-
Total assets	37,679	(24,252)	13,427
LIABILITIES
Deferred tax liability	3,861	(3,861)	-
Total liabilities	14,024	(3,861)	10,163
EQUITY
Deficit	(21,586)	(20,391)	(41,977)
Total equity (deficiency)	23,655	(20,391)	3,264
Total liabilities and equity (deficiency)	37,679	(24,252)	13,427

	As at December 31, 2019
ASSETS
Exploration and evaluation assets	35,689	(35,689)	-
Total assets	53,083	(35,689)	17,394
LIABILITIES	-	-	-
Deferred tax liability	5,084	(5,084)	-
Total liabilities	15,724	(5,084)	10,640
EQUITY	-	-	-
Deficit	(28,417)	(30,605)	(59,022)
Total equity (deficiency)	37,359	(30,605)	6,754
Total liabilities and equity (deficiency)	53,083	(35,689)	17,394

B)	ADJUSTMENT OF CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	As previously reported $	Impact $	Adjusted $
	For the year ended December 31, 2019
EXPENSES
Exploration and evaluation expenses	-	9,832	9,832
Value added products expenditures	-	1,605	1,605
Deferred tax expense	775	(1,223)	(448)
Net loss and comprehensive loss	6,831	10,214	17,045
Basic and diluted loss per share (note 15.2)	0.30	0.45	0.75

C)	ADJUSTMENT OF CONSOLIDATED STATEMENTS OF CASH FLOWS

	As previously reported $	Impact $	Adjusted $
	For the year ended December 31, 2019
Cash flows used in operating activities	(5,140)	(13,513)	(18,653)
Cash flows used in investing activities	(15,186)	13,513	(1,673)

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements (Amount expressed in thousands of Canadian dollars)

28.	CHANGE IN ACCOUNTING POLICIES - QUARTERLY ADJUSTMENTS (UNAUDITED- SUPPLEMENTARY INFORMATION)

A)	ADJUSTMENT OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As previously reported $	Impact $	Adjusted $
	As at March 31, 2020
ASSETS
Exploration and evaluation assets	39,467	(39,467)	-
Property and equipment assets	2,859	130	2,989
Total assets	55,591	(39,337)	16,254
LIABILITIES
Deferred tax liability	5,518	(5,518)	-
Total liabilities	20,196	(5,518)	14,678
EQUITY
Deficit	(30,442)	(33,819)	(64,261)
Total equity (deficiency)	35,395	(33,819)	1,576
Total liabilities and equity (deficiency)	55,591	(39,337)	16,254

	As at June 30, 2020
ASSETS
Exploration and evaluation assets	42,312	(42,312)	-
Property and equipment assets	3,084	249	3,333
Total assets	57,006	(42,063)	14,933
LIABILITIES
Deferred tax liability	6,258	(6,258)	-
Total liabilities	23,540	(6,258)	17,282
EQUITY
Deficit	(32,463)	(35,805)	(68,268)
Total equity (deficiency)	33,466	(35,805)	(2,339)
Total liabilities and equity (deficiency)	57,006	(42,063)	14,943

	As at September 30, 2020
ASSETS
Exploration and evaluation assets	40,841	(40,841)	-
Property and equipment assets	3,051	407	3,458
Total assets	62,218	(40,434)	21,784
LIABILITIES
Deferred tax liability	6,808	(6,808)	-
Total liabilities	30,560	(6,808)	23,752
EQUITY
Deficit	(35,145)	(33,626)	(68,771)
Total equity (deficiency)	31,658	(33,626)	(1,968)
Total liabilities and equity (deficiency)	62,218	(40,434)	21,784

NOUVEAU MONDE GRAPHITE INC. Notes to consolidated financial statements (Amount expressed in thousands of Canadian dollars)

B)	ADJUSTMENT OF CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	As previously reported $	Impact $	Adjusted $
	For the three-month period ended March 31, 2020
EXPENSES
Exploration and evaluation expenses	-	3,097	3,097
Value added products expenditures	-	552	552
Deferred tax expense	433	(433)	-
Net loss and comprehensive loss	2,025	3,216	5,240
Basic and diluted loss per share (note 15.2)	0.077	0.123	0.200

	For the six-month period ended June 30, 2020
EXPENSES
Exploration and evaluation expenses	-	5,130	5,130
Value added products expenditures	-	1,244	1,244
Deferred tax expense	1,173	(1,173)	-
Net loss and comprehensive loss	4,047	5,201	9,248
Basic and diluted loss per share (note 15.2)	0.155	0.199	0.354

	For the nine-month period ended September 30, 2020
EXPENSES
Exploration and evaluation expenses	-	2,689	2,689
Value added products expenditures	-	2,056	2,056
Deferred tax expense	1,723	(1,723)	-
Net loss and comprehensive loss	6,728	3,021	9,749
Basic and diluted loss per share (note 15.2)	0.257	0.115	0.372

C)	ADJUSTMENT OF CONSOLIDATED STATEMENTS OF CASH FLOWS

	As previously reported $	Impact $	Adjusted $
	For the three-month period ended March 31, 2020
Cash flows used in operating activities	(1,629)	(1,265)	(2,894)
Cash flows used in investing activities	(1,556)	1,265	(291)

	For the six-month period ended June 30, 2020
Cash flows used in operating activities	(2,135)	(3,610)	(5,745)
Cash flows used in investing activities	(4,227)	3,610	(617)

	For the nine-month period ended September 30, 2020
Cash flows used in operating activities	(4,065)	(7,979)	(12,044)
Cash flows used in investing activities	(8,759)	7,979	(780)